

June 14, 2024

Helena R. Santos
Chief Executive Officer
Scientific Industries, Inc.
80 Orville Drive, Suite 102
Bohemia, New York 11716

      Re: Scientific Industries, Inc.
          Annual Report on Form 10-K for the fiscal year ended December 31, 2023
          Filed March 29, 2024
          File No. 000-06658

Dear Helena R. Santos:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Annual Report on Form 10-K for the fiscal year ended December 31, 2023

Item 1C. Cybersecurity, page 13

1.   We note you do not include Item 1C. Cybersecurity. Please revise or advise us why you do not provide disclosure as applicable under Item 106 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: John Watkins, Esq.